Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-180822, 333-180823, 333-180824, 333-217099 and 333-262966) of our reports dated February 15, 2023, with respect to the consolidated financial statements of Kinross Gold Corporation (the “Entity”), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), cash flows and equity for each of the years in the two-year period ended December 31, 2022, and the related notes, and the effectiveness of the internal control over financial reporting as of December 31, 2022, which reports appear in the Form 6-K of the Entity dated February 15, 2023.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 15, 2023
Toronto, Canada